Exhibit 99.1

Draganfly Fulfills Order of 30 Reconnaissance

Drones for Ukraine

Through its strategic relationship with DEF-C, a Ukrainian defense services company, Draganfly is providing critical drone technology to Ukraine.

Los Angeles, CA. November 18, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, announced today that the Company is fulfilling an order for an additional 30 reconnaissance drones through its channel partner DEF-C, along with continued support from DroneAid.

Through its strategic relationship with DEF-C, a Ukrainian defense services company, Draganfly’s drone technology is being deployed to provide valuable intelligence, surveillance, and reconnaissance information.

DEF-C is a Ukrainian company of the Intecracy Group consortium, which has been involved in projects in the creation and use of unmanned aerial vehicles and solutions in the civil and defense sectors for the past decade providing a broad range of much needed products and services. DEF-C is a trusted provider to multiple Ukraine agencies.

The reconnaissance drone is a versatile, high-endurance, VTOL drone that utilizes imaging solutions to provide real-time observations to the operator along with downloadable maps for future use. The drones can be quickly and easily deployed to provide aid and assistance in hazardous and inaccessible areas.

Draganfly’s reconnaissance drones are lightweight, easy to deploy and provide fully automated flight and data capture. These drones helps improve situational awareness and can increase overall efficiency for ground resources.

“Draganfly has been helping to provide humanitarian aid since the beginning of the crisis in Ukraine. Our drones are playing an increasingly important role in Ukraine by providing the technology needed to assist with crucial missions and life-saving tasks,” said Cameron Chell, President and CEO of Draganfly. “We will continue to support the people of Ukraine in any way we can.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About DroneAid: Ukraine

DroneAid: Ukraine is a North American non-profit campaign putting life-saving humanitarian drones and supplies on the ground and in the air in Ukraine right now. The organization supports Revived Soldiers Ukraine: a non-profit conducting humanitarian aid missions in the most devastated parts of that country.

Through creative partnerships, DroneAid is saving lives without risking lives.

For more information, please visit: www.droneaid.co.

Media Contact

Daorcey Le Bray

Email: dlebray@strategicgroup.ca